Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills Over 900 Vertical Meters of Porphyry Copper-Molybdenum
Mineralization at the Copper Basin Designated Project in Arizona

Vancouver, British Columbia, June 27, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the "Company" or "EMX”) is pleased to announce 2013 drill results from the Copper Basin porphyry copper-molybdenum project in central Arizona. The mineralized system starts at surface, and six of the seven diamond drill holes completed this year bottomed in visible copper-molybdenum mineralization. Hole CB-13-01 was altered and mineralized over its entire 919.7 meter length, and averaged 0.34% copper equivalent (0.18% Cu and 0.029% Mo), with higher grade subintervals of 104.5 meters averaging 0.43% copper equivalent (0.21% Cu and 0.039% Mo) and 63 meters averaging 0.65% copper equivalent (0.16% Cu and 0.090% Mo). EMX’s exploration results confirm the presence of a large porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area defined by the presence of porphyry style alteration, mineralization, and related geophysical anomalies. Copper Basin is a Designated Project being advanced with partner Vale Exploration USA Inc., a subsidiary of Vale S.A. (“Vale”).

Copper Basin 2013 Drill Results. EMX’s Copper Basin drill program was funded 100% by Vale and consisted of seven diamond holes totaling 2,776 meters. The program was designed to test copper and molybdenum mineralization first identified by historic drilling from the 1960s and 1970s, as well as new targets identified by the Company’s surface mapping, structural geologic reconstructions, geochemical sampling, and geophysical surveying. All seven holes intersected significant to anomalous copper-molybdenum grades in, and around an exposed portion of the porphyry target area. A summary of drill results is shown in the table below, and reports copper-molybdenum mineralization over the entire length of the holes, as well as higher grade sub-intervals (also see attached map).

DrillHole	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	CuEq (%)	Comments
CB-13-01	0.0	919.7	919.7	0.18	0.029	0.34	Vertical hole, TD=919.7m. Intersected igneous and hydro thermal breccias cemented by quartz-chalcopyrite- molybdenite-pyrite and cut by quartz-sulfide veins and porphyritic dikes hosted in Proterozoic granite.
including	68.5	103.0	34.5	0.35	0.017	0.44
including	290.0	321.8	31.8	0.32	0.020	0.43
including	420.5	525.0	104.5	0.21	0.039	0.43
including	558.0	621.0	63.0	0.16	0.090	0.65
CB-13-02	0.0	377.95	377.95	0.19	0.019	0.29	Vertical hole, TD=377.95m. Several porphyry dikes cutting Proterozoic granite. All rock types cut by quartz-chalcopyrite and quartz-molybdenite veins.
including	13.5	48.0	34.5	0.37	0.014	0.45
including	215.0	308.5	93.5	0.30	0.026	0.44
							Vertical hole, TD=298.7m. Breccia - and granite - hosted, with sericite-pyrite alteration with increasing Cu&Mo at depth.
CB-13-03	0.0	298.7	298.7	0.04	0.004	0.06
CB-13-04	0.0	371.9	371.9	0.17	0.016	0.26	Vertical hole, TD=371.9m. Intersected chalcopyrite- dominant disseminated and vein-controlled mineralization cutting granite.
including	197.5	371.9	174.4	0.20	0.020	0.31
CB-13-05	0.0	192.02	192.02	0.01	nil	0.01	Vertical hole, TD=192.02m. Transition from sericitic at top of hole to propylitic alteration w/ anomalous Pb-Zn at depth.
CB-13-06	0.0	304.8	304.8	0.13	0.019	0.23	Angle hole (318°,-60°), TD=304.8. Intersected quartz-sulfide
including	87.5	198.5	111.0	0.16	0.027	0.31	veins and stockworks. Did not reach target depth.
CB-13-07	0.0	310.9	310.9	0.17	0.016	0.26	Vertical hole, TD=310.9m. Chalcopyrite dominant
including	5.5	92.5	87.0	0.23	0.016	0.32	disseminated and vein-controlled mineralization cutting
including	151.0	184.0	33.0	0.23	0.027	0.37	Proterozoic granite.

Notes: Cu equivalent calculated with a 5.5 Mo:Cu ratio and assumes that metallurgical recoveries and net smelter returns are 100% Reported intercepts are interpreted as true widths in porphyry style mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
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The combination of EMX and historic drilling delineates a 900 by 850 meter area of copper-molybdenum mineralization open in all directions, and situated within a broader area of porphyry alteration and mineralization. EMX is currently planning to follow-up on the encouraging 2013 drill results with a second phase program of additional drilling and surface exploration. In particular, the source(s) for higher grade hydrothermal and igneous breccia zones and porphyry dikes, partially concealed beneath less altered surface exposures, are among the priority targets.

Vale can earn up to a 75% interest in the Copper Basin Designated Project by fulfilling work commitments, making cash payments, and completing a feasibility study (see Company news release dated September 28, 2011). At present, Vale is funding 100% of exploration expenditures at Copper Basin, and to date has invested more than US $2 million in the project. EMX is the project operator through its wholly-owned subsidiary Bronco Creek Exploration.

Copper Basin Overview. The Copper Basin project is located in central Arizona, and was last explored during the porphyry copper exploration boom of the 1960's and 1970's. This work included surface sampling, geophysics, and drill testing (see Company news release dated September 28, 2011). The property was identified as a prospective porphyry copper-molybdenum target from EMX’s regional exploration work, and staked in 2010 on open ground. The Company’s 2013 program represents the first drill testing of the property since the early-1970s.

The property contains Proterozoic granites cut by younger Laramide-age quartz diorite stocks and dikes. These rocks are cut by zones of quartz-pyrite-chalcopyrite-molybdenite veins, stockworks, and mineralized breccias. In addition, numerous surface shows of mineralization are exposed along Copper Basin Creek and its tributaries as copper seeps, ferricretes, and manganocretes. Many of these occurrences lie outside of the drill tested area.

EMX’s structural geologic interpretations suggest that the Copper Basin porphyry system is tilted on its side, topping to the east. Alteration and mineralization zoning patterns from drilling and surface mapping, as well as a pronounced overlapping magnetic low, corroborate this interpretation. The resulting geologic model was a basis for the successful 2013 drill program, as well as surface exploration programs that identified additional copper-molybdenum multi-phase, mineralized breccias outside of the drilled area. The Copper Basin system consists of multiple nested pulses of porphyry-style alteration and mineralization with at least one kilometer of vertical extent and exposed over a 1.5 square kilometer target area. Further, the structural reconstructions, zoning relationships, and extension of the magnetic low to the north-northeast suggest additional upside exploration targets lie beneath less altered cover rocks peripheral to the exposed portion of the porphyry system.

Comments on Sampling, Assaying, and QA/QC. EMX’s drill samples were collected and analyzed in accordance with industry best practice standards. The samples were submitted to ALS Chemex laboratories in Elko and Reno, Nevada for sample preparation, and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Samples were analyzed utilizing four-acid digestion and ICP-MS/AES techniques. Over limit analyses for copper were conducted by reanalysis using ICP methods. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

About Vale. Vale is one of the largest metals and mining companies in the world. It is the world's largest producer of iron ore and iron ore pellets and the second largest producer of nickel. Vale also produces manganese ore, copper, thermal and coking coal, phosphates, potash, cobalt, gold, silver and platinum group metals. To support Vale's growth strategy, the company is actively engaged in mineral exploration efforts in several countries around the globe.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

BroncoCreek
BCE
Exploration
Eurasian Minerals™
Limit of Sericite
Northern Target Area
Eastern Extension Target Area
Western Target Area
Eastern Breccia Target
CB-13-01
CB-13-02
CB-13-03
CB-13-04
CB-13-05
CB-13-06
CB-13-07
Generalized Limit of Surface Expression of Cu and Mo Mineralization
June, 2013
0
0.5
1
Kilometers
N
EMX Drill Holes
Historic Drill Holes
Alteration / Mineralization
Targets
Cu, Fe and Mn seeps
Greisen alteration
Intense sericitic alteration
K-feldspar alteration
Propylitic alteration
Geology
Faults
Ki: Dark porphyritic dike
Ki: porophyrtic granodiorite
Hydrothermal Breccia
Xg: Bradshaw Granite
Xs: Yavapai Schist

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com